CEDARBRIDGE SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2017

*(**CONFIDENTIAL** Pursuant to Rule 17a-5(e)(3))*

SEC I.D. No. 8-66460

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
Hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69181

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2017**   AND ENDING   **12/31/2017**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cedarbridge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1985 Cedar Bridge Avenue, Suite 1

(No. and Street)

Lakewood   **NJ**   **08701**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curtis   **205-834-2636**

                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DePietto CPA PC

(Name – *if individual, state last, first, middle name*)

1981 Marcus Avenue, Suite C110   **Lake Success**   **NY**   **11042**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **James Curtis** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cedarbridge Securities, LLC , as

of **December 31** , 20 **17** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CEDARBRIDGE SECURITIES LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2017

Contents

See accompanying Independent Auditors' Report.

DePietto CPA

Accounting • Tax • Advisory

1981 Marcus Ave.Ste C110
Lake Success, NY 11042

T. 516.326.9200 **F.** 516.326.1100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Cedarbridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cedarbridge Securities LLC as of December 31, 2017, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cedarbridge Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cedarbridge Securities LLC's management. Our responsibility is to express an opinion on Cedarbridge Security LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cedarbridge Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DePietto CPA PC

DePietto CPA PC's

We have served as Cedarbridge Securties LLC's auditor since 2013.

Lake Success, New York

February 14, 2018

CEDARBRIDGE SECURITES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

Assets

Cash and cash equivalents	$	57,335
Total assets	$	57,335

Liabilities and members' equity

Liabilities:

Accounts payable and accrued expenses	$	500
Total liabilities		500
Members' equity		56,835
Total liabilities and members' equity	$	57,335

The accompanying notes are an integral part of these financial statements.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2017

NOTE 1:   **Nature of Business**

Organization

Cedarbridge Securities LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

The Company also maintains an office in New Jersey.

NOTE 2:   **Significant Accounting Policies**

Basis of Presentation

The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2017, the Company did not exceed the limit. At December 31, 2017, the Company did not have any cash equivalents.

See accompanying Independent Auditors' Report.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2017

NOTE 2:   **Significant Accounting Policies (cont.)**

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. The Company member's tax returns remain subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2014.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3:   **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2017, the Company had net capital of $56,835, which was $51,835 in excess of regulatory requirement net capital of $5,000. At December 31, 2017, the Company had a net capital ratio was 0.01 to 1.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2017

NOTE 3: **Regulatory requirements (Cont.)**

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

NOTE 4: **Commitment and Contingencies**

The Company has no commitments or contingencies as of December 31, 2017. The Company terminated its sublease with related party effective January 1, 2017.

NOTE 5: **New Accounting Pronouncements**

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

In February 2017, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective for fiscal years beginning after December 15, 2018 and the interim within those years.

The Company has evaluated the new guidance's above and the adoptions are not expected to have a significant impact on the Company's financial.

NOTE 6: **Related Party**

The Company receives administrative and accounting services from a related party, Lightstone, for which there are no charges or expense recorded.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2017

NOTE 7:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2017 through February 14, 2018 the date our financial statements were available to be issued.